                                                             PAGE 1 OF ___ PAGES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13D-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 1)1/

                            TITAN INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   88830M 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

               ROBERT G. ROBISON, ESQ. MORGAN, LEWIS & BOCKIUS LLP
                    101 PARK AVENUE, NEW YORK, NEW YORK 10178
                                 (212) 309-6126
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                NOVEMBER 28, 2000
--------------------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             PAGE 2 OF ___ PAGES

                                  SCHEDULE 13D


CUSIP NO. 88830M 10 2

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             CITICORP VENTURE CAPITAL, LTD.
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) |_|
                                                         (b) |_|

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*

             NOT APPLICABLE
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                   |_|
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
             NEW YORK
--------------------------------------------------------------------------------
    NUMBER OF              7   SOLE VOTING POWER
     SHARES                -----------------------------------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
    OWNED BY                      0**
                           -----------------------------------------------------
      EACH                 9   SOLE DISPOSITIVE POWER
    REPORTING              -----------------------------------------------------
   PERSON WITH             10  SHARED DISPOSITIVE POWER
                                  0**
                           -----------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       0**
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                          |X|

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
                       CO
--------------------------------------------------------------------------------


*       SEE INSTRUCTIONS BEFORE FILLING OUT!

** EXCLUDES 3,315,852 SHARES OF COMMON STOCK SOLD BY MASCOTECH, INC. TO COURT SQUARE CAPITAL LIMITED ("COURT SQUARE") PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF AUGUST 1, 2000, AS AMENDED, BETWEEN MASCOTECH, INC. AND CITICORP VENTURE CAPITAL, LTD. ("CVC") FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP. EXCLUDES 2,031,112 SHARES OF COMMON STOCK SOLD BY 399 VENTURE PARTNERS, INC. ("399") TO COURT SQUARE PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF NOVEMBER 28, 2000, BY AND BETWEEN 399 AND COURT SQUARE FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP.

                                                             PAGE 3 OF ___ PAGES

                                  SCHEDULE 13D
CUSIP No. 88830M 10 2

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             399 VENTURE PARTNERS, INC.
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) |_|
                                                         (b) |_|

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*

             NOT APPLICABLE
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                   |_|
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF              7   SOLE VOTING POWER
     SHARES                -----------------------------------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
    OWNED BY                      0**
                           -----------------------------------------------------
      EACH                 9   SOLE DISPOSITIVE POWER
    REPORTING              -----------------------------------------------------
   PERSON WITH             10  SHARED DISPOSITIVE POWER
                                  0**
                           -----------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       0**
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                          |X|

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
                       CO
--------------------------------------------------------------------------------


*       SEE INSTRUCTIONS BEFORE FILLING OUT!

** EXCLUDES 3,315,852 SHARES OF COMMON STOCK SOLD BY MASCOTECH, INC. TO COURT SQUARE CAPITAL LIMITED ("COURT SQUARE") PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF AUGUST 1, 2000, AS AMENDED, BETWEEN MASCOTECH, INC. AND CITICORP VENTURE CAPITAL, LTD. FOR WHICH SHARES 399 VENTURE PARTNERS, INC. ("399") DISCLAIMS BENEFICIAL OWNERSHIP. EXCLUDES 2,031,112 SHARES OF COMMON STOCK SOLD BY 399 TO COURT SQUARE PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF NOVEMBER 28, 2000, BY AND BETWEEN 399 AND COURT SQUARE FOR WHICH SHARES 399 DISCLAIMS BENEFICIAL OWNERSHIP.

                                                             PAGE 4 OF ___ PAGES

                                  SCHEDULE 13D
CUSIP No. 88830M 10 2

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CITIBANK, N.A.
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) |_|
                                                         (b) |_|

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*

             NOT APPLICABLE
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                   |_|
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES
--------------------------------------------------------------------------------
    NUMBER OF              7   SOLE VOTING POWER
     SHARES                -----------------------------------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
    OWNED BY                      0**
                           -----------------------------------------------------
      EACH                 9   SOLE DISPOSITIVE POWER
    REPORTING              -----------------------------------------------------
   PERSON WITH             10  SHARED DISPOSITIVE POWER
                                  0**
                           -----------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       0**
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                          |X|

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
                       BK
--------------------------------------------------------------------------------


*     SEE INSTRUCTIONS BEFORE FILLING OUT!

** EXCLUDES 3,315,852 SHARES OF COMMON STOCK SOLD BY MASCOTECH, INC. TO COURT SQUARE CAPITAL LIMITED ("COURT SQUARE") PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF AUGUST 1, 2000, AS AMENDED, BETWEEN MASCOTECH, INC. AND CITICORP VENTURE CAPITAL, LTD. FOR WHICH SHARES CITIBANK, N.A. DISCLAIMS BENEFICIAL OWNERSHIP. EXCLUDES 2,031,112 SHARES OF COMMON STOCK SOLD BY 399 VENTURE PARTNERS, INC. ("399") TO COURT SQUARE PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF NOVEMBER 28, 2000, BY AND BETWEEN 399 AND COURT SQUARE FOR WHICH SHARES CITIBANK, N.A. DISCLAIMS BENEFICIAL OWNERSHIP.

                                                             PAGE 5 OF ___ PAGES

                                  SCHEDULE 13D


CUSIP NO. 88830M 10 2

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             COURT SQUARE CAPITAL LIMITED
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) |_|
                                                         (b) |_|

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*

             WC
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                   |_|
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF              7   SOLE VOTING POWER
     SHARES                -----------------------------------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
    OWNED BY                      5,346,964 SHARES OF COMMON STOCK**
                           -----------------------------------------------------
      EACH                 9   SOLE DISPOSITIVE POWER
    REPORTING              -----------------------------------------------------
   PERSON WITH             10  SHARED DISPOSITIVE POWER
                                  5,346,964 SHARES OF COMMON STOCK**
                           -----------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       5,346,964 SHARES OF COMMON STOCK**
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                          | |

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       25.8%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
                       CO
--------------------------------------------------------------------------------



*     SEE INSTRUCTIONS BEFORE FILLING OUT!

** INCLUDES 3,315,852 SHARES OF COMMON STOCK SOLD BY MASCOTECH, INC. TO COURT SQUARE CAPITAL LIMITED ("COURT SQUARE") PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF AUGUST 1, 2000, AS AMENDED, BETWEEN MASCOTECH, INC. AND CITICORP VENTURE CAPITAL, LTD. INCLUDES 2,031,112 SHARES OF COMMON STOCK SOLD BY 399 VENTURE PARTNERS, INC. ("399") TO COURT SQUARE PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED NOVEMBER 28, 2000 BY AND BETWEEN
      399 AND COURT SQUARE.

                                                             PAGE 6 OF ___ PAGES

                                  SCHEDULE 13D

CUSIP No. 88830M 10 2

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CITICORP BANKING CORPORATION
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) |_|
                                                         (b) |_|

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*

             NOT APPLICABLE
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                   |_|
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF              7   SOLE VOTING POWER
     SHARES                -----------------------------------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
    OWNED BY                      5,346,964 SHARES OF COMMON STOCK**
                           -----------------------------------------------------
      EACH                 9   SOLE DISPOSITIVE POWER
    REPORTING              -----------------------------------------------------
   PERSON WITH             10  SHARED DISPOSITIVE POWER
                                  5,346,964 SHARES OF COMMON STOCK**
                           -----------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       5,346,964 SHARES OF COMMON STOCK**
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                          | |

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       25.8%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
                       HC
--------------------------------------------------------------------------------


*        SEE INSTRUCTIONS BEFORE FILLING OUT!

** INCLUDES 3,315,852 SHARES OF COMMON STOCK SOLD BY MASCOTECH, INC. TO COURT SQUARE CAPITAL LIMITED ("COURT SQUARE") PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF AUGUST 1, 2000, AS AMENDED, BETWEEN MASCOTECH, INC. AND CITICORP VENTURE CAPITAL, LTD. INCLUDES 2,031,112 SHARES OF COMMON STOCK SOLD BY 399 VENTURE PARTNERS, INC. ("399") TO COURT SQUARE PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED NOVEMBER 28, 2000 BY AND BETWEEN 399 AND COURT SQUARE.

                                                             PAGE 7 OF ___ PAGES

                                  SCHEDULE 13D

CUSIP No. 88830M 10 2

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CITICORP
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) |_|
                                                         (b) |_|

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*

             NOT APPLICABLE
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                   |_|
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF              7   SOLE VOTING POWER
     SHARES                -----------------------------------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
    OWNED BY                      5,346,964 SHARES OF COMMON STOCK**
                           -----------------------------------------------------
      EACH                 9   SOLE DISPOSITIVE POWER
    REPORTING              -----------------------------------------------------
   PERSON WITH             10  SHARED DISPOSITIVE POWER
                                  5,346,964 SHARES OF COMMON STOCK**
                           -----------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       5,346,964 SHARES OF COMMON STOCK**
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                          | |

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       25.8%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
                       HC
--------------------------------------------------------------------------------


*       SEE INSTRUCTIONS BEFORE FILLING OUT!

** INCLUDES 3,315,852 SHARES OF COMMON STOCK SOLD BY MASCOTECH, INC. TO COURT SQUARE CAPITAL LIMITED ("COURT SQUARE") PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF AUGUST 1, 2000, AS AMENDED, BETWEEN MASCOTECH, INC. AND CITICORP VENTURE CAPITAL, LTD. INCLUDES 2,031,112 SHARES OF COMMON STOCK SOLD BY 399 VENTURE PARTNERS, INC. ("399") TO COURT SQUARE PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED NOVEMBER 28, 2000 BY AND BETWEEN 399 AND COURT SQUARE.

                                                             PAGE 8 OF ___ PAGES

                                  SCHEDULE 13D

CUSIP No. 88830M 10 2

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                         CITIGROUP HOLDINGS COMPANY
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) |_|
                                                         (b) |_|

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*

             NOT APPLICABLE
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                   |_|
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF              7   SOLE VOTING POWER
     SHARES                -----------------------------------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
    OWNED BY                      5,346,964 SHARES OF COMMON STOCK**
                           -----------------------------------------------------
      EACH                 9   SOLE DISPOSITIVE POWER
    REPORTING              -----------------------------------------------------
   PERSON WITH             10  SHARED DISPOSITIVE POWER
                                  5,346,964 SHARES OF COMMON STOCK**
                           -----------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       5,346,964 SHARES OF COMMON STOCK**
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                          | |

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       25.8%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
                       HC
--------------------------------------------------------------------------------


*       SEE INSTRUCTIONS BEFORE FILLING OUT!

** INCLUDES 3,315,852 SHARES OF COMMON STOCK SOLD BY MASCOTECH, INC. TO COURT SQUARE CAPITAL LIMITED ("COURT SQUARE") PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF AUGUST 1, 2000, AS AMENDED, BETWEEN MASCOTECH, INC. AND CITICORP VENTURE CAPITAL, LTD. INCLUDES 2,031,112 SHARES OF COMMON STOCK SOLD BY 399 VENTURE PARTNERS, INC. ("399") TO COURT SQUARE PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED NOVEMBER 28, 2000 BY AND BETWEEN 399 AND COURT SQUARE.

                                                             PAGE 9 OF ___ PAGES

                                  SCHEDULE 13D

CUSIP No. 88830M 10 2

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CITIGROUP INC.
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) |_|
                                                         (b) |_|

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*

             NOT APPLICABLE
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                   |_|
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF              7   SOLE VOTING POWER
     SHARES                -----------------------------------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
    OWNED BY                      5,365,811 SHARES OF COMMON STOCK**
                           -----------------------------------------------------
      EACH                 9   SOLE DISPOSITIVE POWER
    REPORTING              -----------------------------------------------------
   PERSON WITH             10  SHARED DISPOSITIVE POWER
                                  5,365,811 SHARES OF COMMON STOCK**
                           -----------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       5,365,811 SHARES OF COMMON STOCK**
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                          | |

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       25.9%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
                       HC
--------------------------------------------------------------------------------


*       SEE INSTRUCTIONS BEFORE FILLING OUT!

** INCLUDES 3,315,852 SHARES OF COMMON STOCK SOLD BY MASCOTECH, INC. TO COURT SQUARE CAPITAL LIMITED ("COURT SQUARE") PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED AS OF AUGUST 1, 2000, AS AMENDED, BETWEEN MASCOTECH, INC. AND CITICORP VENTURE CAPITAL, LTD. INCLUDES 2,031,112 SHARES OF COMMON STOCK SOLD BY 399 VENTURE PARTNERS, INC. ("399") TO COURT SQUARE PURSUANT TO A STOCK PURCHASE AGREEMENT, DATED NOVEMBER 28, 2000 BY AND BETWEEN 399 AND COURT SQUARE. INCLUDES 18,847 SHARES OF COMMON STOCK BENEFICIALLY OWNED BY SUBSIDIARIES OF CITIGROUP INC.
        OTHER THAN COURT SQUARE.

                                                            PAGE 10 OF ___ PAGES


     This Amendment No. 1 relates to a Schedule 13D filed on August 10, 2000 (the "Schedule 13D") which relates to the Common Stock, no par value per share ("Common Stock"), of Titan International, Inc., an Illinois corporation (the "Company"). Information in the original Schedule 13D remains in effect except to the extent that it is superseded by the information contained in this Amendment No. 1. Information given in response to each item shall be deemed incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 1 shall have the respective meanings ascribed to them in the
Schedule 13D. Items 2 and 5 of the Schedule 13D are hereby amended and restated to read in its entirety as follows and Items 3, 4 and 7 of the Schedule 13D are hereby amended and supplemented as follows:


ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This Amendment No. 1 to the Schedule 13D is being filed by each of the following persons pursuant to Rule 13(d)-(2)(a) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities and Exchange Act of 1934 (the "Act"): (i) Court Square Capital Limited, a Delaware corporation ("Court Square"), by virtue of its direct beneficial ownership of Common Stock, (ii) Citicorp Venture Capital, Ltd., a New York corporation ("CVC"), by virtue of its prior direct beneficial ownership of Common Stock, (iii) 399 Venture Partners, Inc., a Delaware corporation ("399"), by virtue of its prior direct beneficial ownership of Common Stock, (iv) Citibank, N.A., a national banking association ("Citibank"), by virtue of its ownership of all the outstanding common stock of each of CVC and 399, (v) Citicorp Banking Corporation, a Delaware corporation ("Citicorp Banking"), by virtue of its ownership of all of the outstanding common stock of Court
Square, (vi) Citicorp, a Delaware corporation ("Citicorp"), by virtue of its ownership of all of the outstanding common stock of each of Citibank and Citicorp Banking, (vii) Citigroup Holdings Company, a Delaware corporation ("Citigroup Holdings"), by virtue of its ownership of all of the outstanding common stock of Citicorp, and (viii) Citigroup Inc., a Delaware corporation ("Citigroup"), by virtue of its ownership of all the outstanding common stock of Citigroup Holdings (collectively, the "Reporting Persons").

     Attached as Schedule A is information concerning each executive officer and director of each of Court Square and Citigroup, which is ultimately in control of Court Square. Schedule A is incorporated into and made a part of this Amendment No. 1 to the Schedule 13D.

     (b) The address of the principal business and principal office of each of Court Square, CVC, 399, Citibank, and Citicorp is 399 Park Avenue, New York, New York 10043. The address of the principal business and principal office of Citicorp Banking is One Penn's Way, New Castle, Delaware 10043. The address of the principal business and principal office of Citigroup Holdings is One Rodney Square, Wilmington, Delaware 19899. The address of the

                                                            PAGE 11 OF ___ PAGES

principal business and principal office of Citigroup is 153 East 53rd Street, New York, New York 10043.

     (c) Court Square's principal business is investing in leveraged buy-outs. CVC's principal business is investing in leveraged buy-outs. Citibank is engaged in the business of banking. 399's principal business is providing debt and equity financing to businesses in the United States. Citicorp Banking is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citicorp is a bank holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup Holdings is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers world-wide.

     (d) During the last five years, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citibank is a national banking association. CVC is a New York corporation. Each of Court Square, 399, Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup is a Delaware corporation. Except as otherwise indicated on Schedule A, to the knowledge of each Reporting Person, each executive officer and director named in Schedule A to this Amendment No. 1 to the Schedule 13D are citizens of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

     On November 28, 2000, CVC assigned to Court Square all of its rights and obligations under the Stock Purchase Agreement, dated as of August 1, 2000, as amended (the "Stock Purchase Agreement"), by and between MascoTech Inc. ("MascoTech") and CVC. On the same date, pursuant to the Stock Purchase Agreement, MascoTech and MASG Disposition, Inc., a Michigan corporation and a wholly-owned subsidiary of MascoTech ("MASG"), sold

                                                            PAGE 12 OF ___ PAGES

shares and equity interests in and debt of five companies which were owned by them to Court Square for $113,400,000. Included in the shares acquired were 3,315,852 shares of Common Stock owned by MascoTech.

     Pursuant to a Stock Purchase Agreement, dated as of November 28, 2000 (the "399 Stock Purchase Agreement"), by and between 399 and Court Square, 399 sold 2,031,112 shares of Common Stock (the "399 Shares") to Court Square for $8,632,226.


ITEM 4.  PURPOSE OF TRANSACTION.

     Except as set forth in the Schedule 13D, or as set forth in this Amendment No. 1 to the Schedule 13D in Item 3 above, Court Square has acquired the Shares and the 399 Shares for investment purposes. Depending on market conditions and other factors (including evaluation of the Company's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), Court Square may from time to time purchase additional securities of the Company or dispose of all or a portion of its investment in the Company.

     Except as described in the Schedule 13D, as amended by this Amendment No. 1 to the Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to this Amendment No. 1 to the Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this filing, Court Square owns 5,346,964 shares of Common Stock which represent 25.8% of all shares of Common Stock outstanding. As of the

                                                            PAGE 13 OF ___ PAGES

date of this filing, Citigroup indirectly beneficially owns 5,365,811 shares of Common Stock which represent 25.9% of all shares of common stock outstanding including 5,346,964 shares of Common Stock directly beneficially owned by Court Square and 18,847 shares of Common Stock directly beneficially owned by other subsidiaries of Citigroup. Percentages are based on the number of shares of Common Stock issued and outstanding as of October 31, 2000 as reported in the Company's recent 10-Q.

     (b) Court Square, Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup may be deemed to share the voting and dispositive power of the 5,346,964 shares of Common Stock owned by Court Square by virtue of, and this form is being filed by Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup solely because of Citicorp Banking's 100% ownership in Court Square, Citicorp's 100% ownership interest in Citicorp Banking, Citigroup Holdings's 100% ownership interest in Citicorp and Citigroup's 100% interest in Citigroup Holdings.

     (c) Except for the transactions contemplated by the Stock Purchase Agreement and the 399 Stock Purchase Agreement as described in Item 3, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to this Amendment No. 1 to the Schedule 13D, has effected a transaction in shares of Common Stock during the past 60 days.

     (d) No person other than Court Square has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Court Square.

     (e) Each of CVC, 399 and Citibank ceased to own any shares of the Company on November 28, 2000.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit A -- Joint Filing Agreement among Court Square Capital
                        Limited, Citicorp Venture Capital, Ltd., 399 Venture Partners, Inc., Citicorp Banking Corporation, Citibank, N.A., Citicorp, Citigroup Holdings Company and Citigroup Inc.

                                                            PAGE 14 OF ___ PAGES


                                    SIGNATURE


     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 1 to the Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:   December 5, 2000

                          COURT SQUARE CAPITAL LIMITED


                          By: /s/ Anthony P. Mirra
                              --------------------------------------
                              Name: Anthony P. Mirra
                              Title: Vice President


                          CITICORP VENTURE CAPITAL, LTD.


                          By: /s/ Anthony P. Mirra
                              --------------------------------------
                              Name: Anthony P. Mirra
                              Title: Vice President


                          399 VENTURE PARTNERS, INC.


                          By: /s/ Anthony P. Mirra
                              --------------------------------------
                              Name: Anthony P. Mirra
                              Title: Vice President


                          CITICORP BANKING CORPORATION


                          By: /s/ William Wolf
                              --------------------------------------
                              Name:  William Wolf
                              Title:  Senior Vice President

                                                            PAGE 15 OF ___ PAGES

                          CITIBANK, N.A.


                          By: /s/ Joseph B. Wollard
                              ----------------------------------------
                              Name:  Joseph B. Wollard
                              Title:  Assistant Secretary


                          CITICORP


                          By: /s/ Joseph B. Wollard
                              ----------------------------------------
                              Name:  Joseph B. Wollard
                              Title:  Assistant Secretary


                          CITIGROUP HOLDINGS COMPANY


                          By: /s/ Kenneth Cohen
                              ----------------------------------------
                              Name:  Kenneth Cohen
                              Title:  Assistant Secretary


                          CITIGROUP INC.


                          By: /s/ Joseph B. Wollard
                              ----------------------------------------
                              Name:  Joseph B. Wollard
                              Title:  Assistant Secretary

                                                            PAGE 16 OF ___ PAGES

                                                                      SCHEDULE A

                          COURT SQUARE CAPITAL LIMITED


DIRECTORS
---------

William T. Comfort
Anne Goodbody
David F. Thomas


OFFICERS                            TITLE
--------                            -----

William T. Comfort                  Senior Vice President
Byron L. Knief                      Senior Vice President
Michael T. Bradley                  Vice President
Charles E. Corpening                Vice President
Michael A. Delaney                  Vice President*
Ian D. Highet                       Vice President
David Y. Howe                       Vice President
Richard E. Mayberry                 Vice President
Thomas F. McWilliams                Vice President*
M. Saleem Muqaddam                  Vice President
Paul C. Schorr                      Vice President*
Joseph M. Silvestri                 Vice President
David F. Thomas                     Vice President*
James A. Urry                       Vice President
John D. Weber                       Vice President
Michael S. Gollner                  Vice President
Lauren M. Connelly                  Vice President & Secretary
Anthony P. Mirra                    Vice President & Assistant Secretary
Darryl A. Johnson                   Assistant Vice President

*  Denotes the functional title of Managing Director.

                                                            PAGE 17 OF ___ PAGES

                                                                      SCHEDULE A

                                    CITIGROUP


DIRECTORS AND OFFICERS                      TITLE
----------------------                      -----

C. Michael Armstrong                        Director
Alain J.P. Belda                            Director (Brazil)
Kenneth J. Bialkin                          Director
Kenneth T. Derr                             Director
John M. Deutch                              Director
The Honorable Gerald R. Ford                Director
Ann Dribble Jordan                          Director
Robert I. Lipp                              Director and Executive Officer
Reuben Mark                                 Director
Michael T. Masin                            Director
Dudley C. Mecum                             Director
Richard D. Parsons                          Director
Andrall E. Pearson                          Director
Robert E. Rubin                             Director and Executive Officer
Franklin A. Thomas                          Director
Sanford I. Weill                            Director and Executive Officer
Arthur Zankel                               Director
Winifred F.W. Bischoff                      Executive Officer (United Kingdom)
Michael A. Carpenter                        Executive Officer
Michael D'Ambrose                           Executive Officer
Robert Druskin                              Executive Officer
Jay S. Fishman                              Executive Officer
Michael B.G. Froman                         Executive Officer
Thomas Wade Jones                           Executive Officer
Marjorie Magner                             Executive Officer
Deryck C. Maughan                           Executive Officer (United Kingdom)
Victor J. Menezes                           Executive Officer (India)
Charles O. Prince, III                      Executive Officer
William R. Rhodes                           Executive Officer
Petros Sabatacakis                          Executive Officer
Todd S. Thomson                             Executive Officer
Robert B. Willumstad                        Executive Officer
Barbara A. Yastine                          Executive Officer

                                                            PAGE 18 OF ___ PAGES



                                  EXHIBIT INDEX
                                  -------------


                                                                            Sequential
         Exhibit No.                                                        Numbered Page
         -----------                                                        -------------

         Exhibit A -- Joint Filing Agreement among Court
                      Square Capital Limited, Citicorp Venture
                      Capital, Ltd., 399 Venture Partners, Inc.,
                      Citicorp Banking Corporation, Citibank,
                      N.A., Citicorp, Citigroup Holdings Company and Citigroup Inc.